

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 22, 2015

Daniel April, Esq.
Thompson, Hickey, Cunningham,
  Clow, April & Dolan, P.A.
460 St. Michael's Drive, Suite 1000
Santa Fe, NM 87505

Re: Thornburg Investment Trust, *et al.*, File No. 812-14421

Dear Mr. April:

By Form APP-WD filed with the Securities and Exchange Commission on July 21, 2015, you requested the withdrawal of the above-captioned application that was filed under the Investment Company Act of 1940 on January 28, 2015 and amended on May 14, 2015. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Nadya Roytblat

Nadya Roytblat
Assistant Chief Counsel